

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via-Email
Jimmy S. H. Lee, Chairman
Mercer International, Inc.
Suite 2840, 650 West Georgia Street
Vancouver, British Columbia
Canada, V6B4N8

  Re: **Mercer International, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 17, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed April 20, 2011
     File No. 000-51826

Dear Mr. Lee:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Pamela Howell
         for

         John Reynolds
         Assistant Director